Exhibit 1

Oi S.A. – In Judicial Reorganization

Corporate Taxpayer’s ID (CNPJ/MF) No. 76.535.764/0001-43

Company Registry (NIRE) No. 33.3.0029520-8

PUBLICLY-HELD COMPANY

MINUTES OF THE 179TH BOARD OF DIRECTORS’ MEETING HELD ON NOVEMBER 27, 2017.

I. DATE, TIME AND LOCATION OF THE MEETING: On November 27, 2017, at 4:00 p.m., via audio and videoconference.

II. CALL: Made by individual messages sent to the Board Members.

III. QUORUM AND ATTENDANCE: All members of the Board were present, signing below. In their capacities as representatives of the Company, the following participated, Eurico de Jesus Teles Neto, Luciene Sherique Antaki, Arthur Jose Lavatori Correa and Daniella Geszikter Ventura and, in his capacity as an adviser, José Augusto da Gama Figueira. In accordance with the provisions of item d.1 of the Agency's Judgment No. 3/2017 / CD, Mr. Abraão Balbino e Silva, Advisor of the Superintendence of Competition of the National Telecommunications Agency - Anatel, also participated.

IV. BOARD: Chairman of the Meeting: Mr. José Mauro M. Carneiro da Cunha; and Secretary: Ms. Luciene Sherique Antaki.

V. AGENDA: Change in the Company’s Statutory Executive Board.

VI. DECISIONS: With regard to the sole item on the Agenda, the Chairman of the Board received, on November 24, 2017, the resignation letter from Mr. Marco Norci Schroeder for the position of Chief Executive Officer of the Company, as well as the designation of Mr. Eurico de Jesus Teles Neto, to take position in the interim, at a Board Meeting held on the same date, under Article 37 of the Bylaws. The members of the Board expressed their appreciation to Mr. Marco Norci Schroeder for his full dedication during his tenure, acknowledging the contributions and significant results achieved throughout his tenure, particularly in conducting the Company's judicial reorganization process. Subsequently, the members of the Board of Directors unanimously elected, Mr. Eurico de Jesus Teles Neto, Brazilian, married, lawyer, holder of the Identity Card No. 0002709809 issued by SSP-BA, registered with the CPF under No. 131.562.505-97, with his business address at Rua Humberto de Campos No. 425, 8th floor, Leblon, in the City and State of Rio de Janeiro, pursuant to Article 35, paragraph 2 of the Company's Bylaws, to occupy the position of Chief Executive Officer, in addition to the mandated terms, in accordance with the terms of the Board meeting held on May 10, 2016, in addition to the position of Chief Legal Officer that he already occupies. The Directors Marcos Duarte Santos and Ricardo Reisen de Pinho presented a separate statement, which is attached to these minutes. The elected CEO, Mr. Eurico Teles, hereby signs the respective Term of Investiture and declares that he is not involved in any crimes foreseen by law that prevent him from exercising the role for which he was appointed, Paragraph 4 of Article 147 of Law No. 6,404 / 76.

VII. CLOSING: There being no further business to discuss, the Chairman adjourned the meeting. The minutes were drawn up, read, and approved, and signed by all the members present on the Board of Directors and by the members of the meeting. (a.a) José Mauro M. Carneiro da Cunha (Chairman of the Meeting), Luís Palha da Silva, André Cardoso de M. Navarro, Hélio Calixto da Costa, João do Passo Vicente Ribeiro, Demian Fiocca, Thomas C. Reichenheim, João Manuel Pisco de Castro, Ricardo Reisen de Pinho, Marcos Duarte Santos and Pedro Zañartu Gubert Morais Leitão.

These minutes are an original copy of those drawn up in our books.

Rio de Janeiro, November 27, 2017.

Luciene Sherique Antaki

Secretary

STATEMENT SUBMITTED BY THE BOARD’s DIRECTORS RICARDO REISEN DE PINHO AND MARCOS DUARTE SANTOS, IN THE MEETING HELD ON NOVEMBER 27, 2017, OF THE BOARD OF DIRECTORS OF OI S.A. ("COMPANY" or “OI”)

The directors Ricardo Reisen and Marcos Duarte Santos record, to the best of their knowledge and based on information made available and provided to this date, the following facts and understandings regarding the discussions held in the meeting, recent events involving the Company’s management and the capacity of the Board of Directors (“BoD”) to act within the best principles of corporate governance:

1.      The signatories reaffirm their understanding that, although the Company still faces the effects of the economic crisis and stiffer competition, in addition to the problems resulting from the judicial reorganization process, the operating and financial results presented by the current Executive Board to this board show diligence and efficiency. In view of the continue loss of income and budgetary restrictions for a higher investment, the Company has obtained significant cost reduction, and this has not implied loss of quality in its services and products, thus presenting operational performance consistent with the current adverse scenario.

2.      The signatories emphasize that the Executive Board, supported by a number of external advisors, has also addressed the main points of negotiation with shareholders and creditors, in search for solutions for the development of a plan for its judicial reorganization, in the best interest of the Company. In spite of different pressures, the Executive Board has analyzed and taken into consideration several possibilities of negotiations, and received, in a number of occasions, expressions of acknowledgment and support of the granting and/or regulatory power, among others.

3.      Accordingly, the Executive Board, in the best judgment of the signatories and the information pieces available and known, has always performed its responsibilities acting in the Company’s interest, based on the fulfillment of corporate purposes set forth by its Bylaws and meeting its obligations of public good, pursuant to article 154 of the Brazilian Corporate Law. Additionally, the Executive Board has always kept the BoD duly and fairly informed, expressing positions on an independent basis, without considering who may have appointed them for positions or functions;

4.      However, despite this diligent development, the signatories have recorded repeated warnings regarding the Company’s sustainability in the current business deadlock regarding its judicial reorganization. Since the 1st quarter of 2017, the Company’s results have shown a downturn in important business segments, such as corporate and commercial, given the uncertainty about the company’s ability to continue as a going concern; loss of competitiveness in products or services that use more advanced technology, such as 4G; and lack of investments in areas that require a high CAPEX such as the broadband structure. The result of the 3rd quarter, although presenting profit, strengthened this trend in view of the uncertainties that still remain;

5.      The signatories observe that in the scope of  its judicial reorganization, more than the magnitude of credits and complexity of different financial instruments involved, the different individual perceptions of shareholders and creditors about which is the best capital structure, negotiation limits and methods, instruments to be used, exchange values, legal and tax risks possibly assumed, among other issues, that reflect diverse interests, strategies and tactics, were, and still are, the main obstacle and hindrance for negotiations between creditors and shareholders to be conducted on a balanced and timely basis, and basically, to the best interest of the Company;

6.      Thus, different groups have systematically exercised varied methods of pressure, through de leak of confidential information, introduction of untruthful news, fake news or mere distortion of facts in the media, which do not contribute to the resolution of problems. New tensions or problems are created without previously addressing the previous ones. In this point, the media has many examples, and there is no need for the signatories to list it here. Several were the times when restricted information was being disseminated before the end of the BoD’s meetings, or alternative plans, which were no more than letter of intent with no consistency, were presented as a possible solution;

7.      By assuming this type of attitude in various crucial moments of negotiation of the judicial reorganization, groups of interest were, in the best interest of the signatories, that, by action or even omission, more concerned and focused on developing strategies that made prevail their own points of view, than presenting concrete ideas and solutions that could be discussed and compared comprehensively by the Company’s several governance bodies, thus contributing to the convergence of solutions for the judicial reorganization;

8.      As an example, the proposal that was known as G6 plan, referring to a group of bondholders named G6 (“G6”), although innovative and meritorious in its conception, when proposing a capital increase by the bondholders and shareholders, in addition to the conversion of the old debt, partially in shares and partially in new financial instruments with terms and rates more compatible with the Company’s project cash flow, was eventually tarnished when expectations were created with G6 by the shareholders that started these negotiations before and/or concurrently with the Executive Board. Structure fees to be paid, conditions precedent for capital increases, as well as dilution percentages and capacity to persuade new bondholders for approval of the plan, were some of the points where the Executive Board found strong resistance to negotiation.

9.      The signatories recorded that they voted against this plan, in compliance with the Executive Board, since they saw risks to the Company’s sustainability with the conditions presented, particularly regarding its cash flow. The signatories emphasize here that the plan approved by the majority of the BoD, also faced stakeholders’ criticisms, such us public and private banks, ANATEL (National Telecommunications Agency), bondholders and development agencies;

10.  Regarding the several phases of negotiation with G6, the Executive Board was faced in several occasions by a majority of the BoD in order to consider the negotiations terminated, considering the approvals already given in the level of the BoD. However, as the records of the discussions, statements and presentations show several points of negotiation were still open, or new issues not anticipate arose from discussion of agreements, or there were operating procedures not duly validated from the tax or legal point of view, that prevented the forecasted operation. Not addressing this point properly and diligently could bring serious consequences to the Company, due to the non-approval of the plan in the General Creditors Meeting, which would cause the Company’s bankruptcy, or even with its possible approval, be it in significant financial burden for having to pay fees due to the G6 that not necessarily would have the counterparty of a capital increase in the deadlines required;

11.  Thus, in addition to seeking improvements in the G6 plan, the signatories have always been in favor and encouragers that the Executive Board sought other groups of bondholders that could make supplementary changes to the existing plan, or even an alternative plan, if it were in the best interest of the Company. The signatories reaffirm that it is useless for the COMPANY to have a plan approved by majority in the BoD, duly registered and filed, if there are no proper conditions for gathering the minimum number of bondholders required for its approval;

12.   The signatories consequently recorded that another group, identified as G5/Moellis (“G5/Moellis”), who has capacity to approve a plan at the General Creditors Meeting higher than G6 due to its amount of credits with the Company, made several contacts with the Executive Board. However, these negotiations proved to be fruitless for a long period, being in general characterized by a belligerent and litigant attitude, through letters addressed to the members of the Board or the Executive Board, as well a series of legal actions in different jurisdictions, aiming at approving theses that could ultimately make the Company completely unfeasible, thus bringing irreversible losses to all other parties involved other than the litigants. It should be mentioned that in most occasions, the Company’s legal point of view prevailed. Noteworthy is the hard work of this group with different stakeholders, particularly governmental ones, to deconstruct the G6 plan, but without presenting alternatives that could be feasible;

13.  More concrete and promising discussions begun only on the verge of presentation and filing of the G6 plan that the G5/Moellis group signed a Non-Disclosure Agreement with the Company, which permitted better access to financial data and forecasts. However, although material advancements have been made, the proposal initially approved by the G5/Moellis as a non-binding term-sheet, and significant lapses in the understanding of conditions and guarantees, did not permit its approval. The signatories also recorded that the shareholders dilution percentage proposed, vis-à-vis the other financial conditions presented, are also potentially unacceptable for the shareholders.  It is important to remember that, although the media gives more visibility to two minority shareholders that nowadays hold the BoD’s political power, Pharol and Société Mondiale, the Company has thousands of other shareholders that would be severely penalized with an excessive dilution without a proper consideration;

14.  The signatories record that the so-called “Judicial Reorganization Monitoring Group”, a body created by the BoD in the second half of 2016 without the status of a Committee, with the task of only operating as a liaison between the BoD and the Executive Board in the coordination of meeting and facilitation of contacts, particularly among shareholders that the antagonistic and conflicting positions in several topics at that time, was challenged by the signatories because it tried to influence or to send suggestions or recommendations to the Executive Board as if they had already been resolved. The presence of directors that were frequently confused with shareholders in meetings with creditors and/or advisors of the Company were also points of attention;

15.  The signatories emphasize that due to the main stakeholders’ inability to achieve a consensus on a timely basis, representatives of ANATEL and the Ministry of Telecommunications, among other government bodies, mentioned in several occasions the possibility of an intervention or filing of forfeiture proceedings, the latter bring a serious potential of value destruction for all;

16.  Considering that this mismatch between business strategies of the shareholders and groups of bondholders, associated with the great legal uncertainty related to the treatment to be given to the credits recorded with ANATEL, the Company continues in a negotiation deadlock, which has led the Honorable Judge of the 7th Corporate Court to successively postpone the date of the General Creditors Meeting. The signatories record that although these postponements are meritorious from the business point of view, by providing more time to searching for a private solution, they also bring greater uncertainties regarding the Company’s operating results, as mentioned in item (4);

17.  The scenario presented herein has therefore brought an increasing turbulence in the relationship between the Executive Board and the BoD, which already has in its history the resignation of a CEO immediately before filing for a judicial reorganization request and two CFOs in the course of the judicial reorganization, in addition to the replacement of several directors in situations that sometimes were not sufficiently clear. In this volatile environment, the Executive Board has been pressed in a number of occasions to expedite decisions based on scenarios not defined yet;

18.  This scenario of mistrust and instability in governance has magnified movements that the signatories have observed with increasing concern, and the most recent and questionably is the appointment and election, by the majority of the BoD, of two new officers, over the head of the CEO, who is the leader in the conduction of the Company’s business from the executive point of view, on November 3, 2017;

19.  The signatories record that they were totally against this process since it was untimely, had flaws in the regimental process that consummated this resolution, was an improper decision, and dissented from the majority’s decision, presenting explanations to CVM (Securities and Exchange Commission of Brazil). It should be emphasized that on November 6, 2017, ANATEL, the observing party in the BoD’s meetings, issued a Decision Order , and CVM sent an Official Letter to the Company, both requesting clarification about the matter. G5/Moellis, as an interested party, also challenged the decision and filed a petition to investigate the legality of the appointment. It was incumbent upon the Honorable Judge of the 7th Corporate Court to express an opinion on November 17, 2017, stating that these officers should refrain from interfering in issues related to the judicial reorganization, as well as negotiation and preparation of the Company´s judicial reorganization plan;

20.  Although the intention of restricting the activities of these officers was to cease or minimize possible conflicts of interests arising from an atypical situation where the CEO has as subordinates two officers with not defined function and who are not trustworthy, are simultaneously directors and therefore in a hierarchical higher position than the CEO, but with interests totally aligned with those of the shareholders, and therefore with no level of independence, that this purpose was not sufficiently achieved. The signatories record that the huge discomfort of the Executive Board with this situation came to their attention.

21.  This scenario is worsened by the decision of the Advisory Committees to the BoD, all of which are coordinated by or constituted of members who currently are the majority of the BoD, of recommending the approval of these new officers to work in strategic areas such as Communications and Institutional Relations, and that to this date report directly to the CEO. In the signatories’ understanding, these decisions have a disruptive and interventionist potential of the BoD in the Executive Board, contrary to the disseminated allegations of the majority of the BoD that the purpose of this movement is to strengthen the executive board;

22.  Additionally, regarding the meeting held on November 22, 2017, the signatories state that, as mentioned in the minutes and statement attached hereto, item 4 of the Agenda, “Status Judicial Reorganization: (i) assessment of the status of the PSA, in light of ANATEL’s statements and, as the case may be, resolutions about possible adjustments”, it included on an untimely basis too and without the proper discussion procedure, but immediately approved by the majority of the BoD. The signatories refrained from voting these adjustments as they understood that their prior votes cast on October 11, 2017, contrary to the approval of the G6 Plan and the signature of the PSA with the conditions submitted at the time of their filing, remained effective and valid.

23.  It is crucial to mention, however, that although the adjustments suggested and approved by the majority of the attendees were also additional, ancillary or peripheral points to a document entitled Plan Support Agreement (“PSA”), thus not representing, in any way whatsoever, a new Judicial Reorganization  Plan, there was a clear intention of disseminating in the media that there had been a unanimous approval – as if a qualified abstention could not be computed – of a new plan with terms and conditions that substantially amend the previous one disclosed by the Company, which is not in line with the facts known and recorded;

24.  The aforementioned fact is only one more evidence of the recent movements that give rise to the possibility of a majority of directors, directly aligned with groups of shareholders, has made decisions with a possible prior knowledge of the matter, to the detriment of the other directors, mainly the independent signatories of this statement, imposing their points of view on a hurried and untimely way;

25.  It should be also noted the event occurred on November 7, 2017, when Mr. José Aurélio Valporto, member of the AIDMIN, sent a letter to the BoD with copy of the Internal Audit’s and Institutional Relations’ Executive Boards of the Company, about a complaint to CVM about the “scandals of involvement of the Company’s CEO in criminal schemes”, based not only in suppositions and news published in newspapers, some of them dating back several years and with no concrete or factual basis. Subsequently, it was shown that this letter and its attachments had been prepared by a lawyer from a law office with a close relationship with on shareholders with seats in the Board, which gave rise of discomfort and mistrust about the true authors of the letter and its real intention;

26.  Although there is no connection with the facts and events reported herein, it is important to record that in the BoD’s meeting of November 22, 2017, the CEO informed to have faced threats to his physical integrity by unknown third parties, thus adding another personal element to his already tense professional condition;

27.  Regarding the resignation of the CEO, Mr. Marco Schroeder, pursuant to the letter submitted to the BoD on November 24, 2017, the signatories understood that although the decision to resign to any position or function is essentially of personal nature, and, therefore, it does not need to be clarified, several events potentially convergent, as the ones described herein, may have contributed either directly or indirectly to that decision;

28.  In the understanding of the signatories, although no professional is irreplaceable and the Executive Board has professionals capable of providing the normality required for the continuity of planning and operating activities occurring in the short term, the resignation decision brings instability in the short-term to the ongoing negotiation process, to the model of the leadership in effect, and to the own moral of the Company.

29.  The solution now found of appointing as CEO Mr. Eurico Teles, current general counsel of the Company, is adequate and the signatories fully support it, considering his diligence, knowledge, seniority and essentially his experience in legal matters, as well as his closeness with the conduction of the judicial reorganization, the largest Company’s challenge in the short term, in addition to having the full support of the Company’s current executives directly involved in the Company’s operating and business issues related to the judicial reorganization. However, the signatories acknowledge that by accepting this responsibility, it includes a great personal burden, fruit of Mr. Eurico Teles’ duty of loyalty to the Company;

30.  In the signatories’ understanding, the Company is being forced to change, significantly and not on a spontaneous and planned way, its status-quo, its negotiation strategy, and its governance model, in a scenario of express volatility. In the signatories’ opinion, although correct and necessary, it is not sufficient, and the Company is still in a frail condition to face the challenges to come;

31.  The signatories point out the following factors for this analysis:

a.       The BoD’s increasing interference in the duties of the Executive Board, thus mining the authority of the CEO, which is the main craftsman and leader of the Company, responsible for galvanizing the internal support of its team, acting as a safe and reliable bridge in the interface and negotiations with government bodies, and addressing in an authoritative but independent and exempt way, with the different stakeholders in the scope of the judicial reorganization;

b.      The presence of two new officers not aligned with the other members of the Executive Board. They have an indefinite functional condition, and have a history of past success in their respective professional areas, but not necessarily sufficient to act in the Company at this time, particularly because their respective appointments were not carried in compliance with the best practices for recruitment of executives, and that also due to the umbilical relationship with the shareholders that appointed them, may possibly not have the independence required and the duty of loyalty required to the CEO and the Company. Noteworthy is the fact that one of them does not have his professional status approved in the country, which makes his presence in the Company even more questionable;

c.       That the BoD already has a consolidated monolithic majority, that also controls all advisory committees through coordination positions or majority of members, being incumbent upon the independent directors signatories, and possibly other directors such as the Chairman of the Board, Mr. José Mauro Mettrau Carneiro da Cunha, simply recording their dissents as applicable and necessary, therefore not having any practical effective power to change decisions which are clearly made previously and jointly by a majority that reports, directly and unconditionally, to defined shareholders;

d.      That the existing differences regarding the adequate and balanced levels for discount of the debt and dilution of shareholders, among other factors, negotiated by different groups of stakeholders, are still distant, thus making difficult the approval of any plan, regardless of the group that is proposing it; and

e.       That this scenario of uncertainty a few weeks before the first call of the General Creditors Meeting, scheduled for December 7, 2017, should lead to a possible retraction of negotiations, therefore decreasing the chance of the adhesions required and, consequently, of success in the approval of the plan at the General Creditors Meeting in this phase;

In view of the aforementioned, the signatories repudiate again any attempt by BoD’s groups of interest, closely related to shareholders, to directly interfere in the functions and decisions that are in the exclusive scope of the Executive Board. As mentioned, recent decisions only serve a party of the stakeholders, excluding others of the crucial dialogue. The signatories consider advisable that, in the best interest of the Company, these decisions can be suspended or cancelled, either by fundamental flaw or because they are clearly giving rise to a dysfunction in the command structure of the Company rather than strengthening it.

The signatories state to be crucial that groups such as G5/Moellis change their current strategies and assume a more constructive position in favor of the best interest of the Company.

The signatories ratify their votes against to the G6 plan currently under discussion, considering that the adjustments proposed on November 22, 2017 and approved by majority, are not sufficient, to the best of their knowledge, to meet the Company’s long-term requirements, particularly regarding the capacity of investments and cash flow, which are impacted by the uncertainty still in effect on the capital increases proposed and percentages of fees, among other points.

It is crucial for shareholders and creditors to understand that what is at stake in the moment are not only the interests, that we acknowledge as legitimate and inherent in their respective positions, but that we understand to be minor at this time in view of the incommensurate damage to the Company and the society that a continuous and possibly fast destruction of the Company’s value could cause due to the continuity of the business deadlock.

The signatories warn that, in their best understanding and with the information and data available, if the several players mentioned herein – but not only them – continue in this course, they may be aggravating even more the process of deconstruction of the Company’s governance, by creating an environment of fast deterioration of expectations, in which part of the already weakened management, and part of the Board, my consider themselves impotent to change this route that is now being traced, thus creating a leadership vacuum even greater and more uncertain.

Finally, it is critical that best governance practices may be reestablished in the Company, with a rebalance between the economic and political power in the Board, reorganization of committees in terms of members and functions, and reduction of the conflict of interests between the Board and the Executive Board.

Time is of the essence and will not save the latecomers.

Kind regards,

Ricardo Reisen de Pinho	Marcos Duarte Santos